Filed Pursuant to Rule 433 of the

Securities Act of 1933, as amended

Registration Statement Nos. 333-192476 and 333-194256

Free Writing Prospectus dated May 22, 2014

Fantex, Inc.

Beginning on May 14, 2014, interviews with Fantex, Inc. Chief Executive Officer, Cornell “Buck” French were broadcast by each of WGRZ and KSTU (collectively, the “Broadcasts”). The Broadcasts reference the initial public offerings of the Fantex Series Vernon Davis Convertible Tracking Stock (“Fantex Series Vernon Davis”), the Fantex Series EJ Manuel Convertible Tracking Stock (“Fantex Series EJ Manuel”) and the Fantex Series Arian Foster Convertible Tracking Stock (“Fantex Series Arian Foster”) of Fantex, Inc. (the “Vernon Davis Offering,” the “EJ Manuel Offering” and the “Arian Foster Offering” respectively, and collectively the “Offerings”), which Offerings are covered by the Registration Statements on Form S-1 (File Nos. 333-192476, 333-194256, and 333-191772 respectively), as amended (the “Vernon Davis Registration Statement,” the “EJ Manuel Registration Statement” and the “Arian Foster Registration Statement” respectively, and collectively the “Registration Statements”), that we have filed with the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended. The Broadcasts include certain statements made by Cornell “Buck” French, the Chief Executive Officer of the Company. However, and as described further below under “Corrections and Clarifications,” the Broadcasts contain certain factual inaccuracies and inconsistencies with the information contained in the Registration Statement.

The Broadcasts were not prepared by or reviewed by the Company or any other offering participant prior to its publication. The publishers of the Broadcasts are not affiliated with the Company. The Company made no payment and gave no consideration to the publishers in connection with the Broadcasts or any other broadcasts by the publishers concerning the Company. With the exception of statements of Mr. French or derived from the Company’s Registration Statement, the Broadcasts represented the publishers’ opinions and the opinions of others, which are not endorsed or adopted by the Company or any other offering participant.

The broadcast transcript attached as Annex A was originally broadcast by WGRZ on May 14, 2014 (the “WGRZ Broadcast”); and the broadcast transcript attached as Annex B was originally broadcast by KSTU on May 18, 2014 (the “KSTU Transcript”).

You should consider statements in the Broadcasts or contained herein only after carefully evaluating all of the information in the Company’s Registration Statements and the other documents incorporated by reference into such Registration Statements.

Corrections and Clarifications

For purposes of correction and clarification, the Company notes the following:

WGZU Broadcast

•                  During the WGRZ Broadcast, anchor Maryalice Demler states that “a company called Fantex will be holding a special event here in Buffalo tonight, a preview for a new stock offering, one that lets you buy a piece of Bills quarterback, EJ Manuel. 2 On Your Side’s Pete Gallivan explains how fans can invest even further in the Bills.” In addition, reporter Pete Gallivan states that “as Buffalo Bills fans are putting a lot of stock in the future of EJ Manuel, you will soon be able to buy some too,” and that “stock in San Francisco 49er Vernon Davis is already trading” and he refers to “the initial public offering of  EJ” and “EJ’s stock.”  Holders of shares of the Company’s tracking stock will have no direct investment in the associated athlete, brand or brand contract. Holders of shares of the Company’s Fantex Series EJ Manuel will have no direct investment in EJ Manuel, his brand or the Brand Agreement effective as of February 14, 2014, by and between EJ Manuel, Kire Enterprises LLC and the Company (the “EJ Manuel Brand Contract”). An investment in a tracking stock will represent an ownership interest in the Company.

•                  During the WGRZ Broadcast, Mr. Gallivan states that “[Fantex, Inc.] paid Manuel $5 million upfront in exchange for 10% of his future earnings.” Under the terms of the EJ Manuel Brand Contract, the Company would acquire for $4.98 million a 10% interest in the brand income, as defined in the EJ Manuel Brand Contract, contingent upon Fantex, Inc. obtaining financing to pay the purchase price to EJ Manuel.

•                  During the WGRZ Broadcast, Mr. Gallivan states that “as his play on the field improves, of course so does his salary, and his endorsements and that all leads to post-career careers like broadcasting, and  if all goes as planned, a profitable brand that profits the investors.” The value of the tracking stock would depend upon many factors, including those discussed under the section entitled “Risk Factors” and elsewhere in the EJ Manuel Registration Statement. There is no guarantee that the tracking stock will change in value based on EJ Manuel’s on-field performance or off-field actions.

KSTU Broadcast

•                  During the KSTU Broadcast, co-anchor John Goulet states that “you can invest in the pros.” In addition, reporter Claudia  Cowan states that “you don’t really own part of the player, but rather, a share of their brand.” Holders of shares of the Company’s tracking stock will have no direct investment in the associated athlete, brand or brand contract. Holders of shares of the Company’s Fantex Series EJ Manuel will have no direct investment in EJ Manuel, his brand or the EJ Manuel Brand Contract. An investment in a tracking stock will represent an ownership interest in the Company.

•                  During the KSTU Broadcast,  Ms. Cowan states “the more [EJ Manuel’s] overall earnings exceed the expectation on which the stock price was based, the more you make.” The profitability of the EJ Manuel Brand Contract is substantially dependent upon the ability of EJ Manuel to enter into additional high-value, multi-year NFL player contracts and on his ability to successfully attract and retain endorsements during his playing career and thereafter significantly in excess of amounts he has attracted historically and/or generate other brand income after his playing career. The value of the tracking stock would depend upon many factors, including those discussed under the section entitled “Risk Factors” and elsewhere in the EJ Manuel Registration Statement.

•                  During the KSTU Broadcast, Mr. French is quoted as stating that “we acquire an interest in their future income stream, ten percent, in exchange, and we’re going to pay Vernon Davis $4 million dollars for that ten percent interest.” On April 28, 2014, the Company acquired for $4.98 million a 10% interest in the brand income, as defined in the Brand Agreement effective as of October 30, 2013, by and between Vernon Davis, The Duke Marketing LLC and the Company (the “Vernon Davis Brand Contract”).

•                  During the KSTU Broadcast, Ms. Cowan states that “the IPO for Vernon Davis had to be postponed until he was healthy.” The Arian Foster Offering was postponed after Arian Foster was placed on the injured reserve. The Vernon Davis Offering was not postponed for player health reasons.

•                  During the KSTU Broadcast, Ms. Cowan states that “the idea here is to grow the athlete’s brand on and off the field, eventually pay dividends.” The Company’s board of directors is permitted, but not required, to declare and pay dividends on Fantex Series EJ Manuel. The Company intends to pay cash dividends from time to time out of available cash for the Fantex Series EJ Manuel, but is not obligated to do so. A more detailed description of the dividend policy is available in the EJ Manuel Registration Statement.

•                  During the KSTU Broadcast, Ms. Cowan states, “For believers in the future earnings of San Francisco star tight end Vernon Davis or Buffalo Bills quarterback EJ Manuel, the brand builders at Fantex are offering a unique IPO; a chance to buy trading stock for just ten dollars a share.”  Fantex, Inc. is a brand building company that purchases a minority interest in an athlete brand and works to increase the value of the brand. In order to fund the purchase, Fantex, Inc. develops a tracking stock that is linked to the economic performance of the brand. All trading of the tracking stocks issued by Fantex, Inc. will take place on a trading platform operated by Fantex Brokerage Services, LLC, the Company’s affiliated broker-dealer.

Forward-Looking Statements

This free writing prospectus contains forward-looking statements. Forward-looking statements reflect the Company’s current views with respect to, among other things, future events and performance. These statements may discuss the Company’s intentions, beliefs, projections, outlook, analyses or current expectations concerning, among other things, expectations regarding the commencement or completion of the offering, future brand income under the Company’s brand contract with EJ Manuel and Vernon Davis, prospects, plans, market opportunities and the trends that may affect the Company, Vernon Davis or EJ Manuel. The Company generally identifies forward-looking statements by words such as “expect,” “project,” “may,” “will,” “would,” “should” or the negative version of these words or comparable words. Forward-looking statements are based on beliefs and assumptions made by management using currently available information. These statements are only predictions and are not guarantees of future performance, actions or events. Forward-looking statements are subject to risks and uncertainties. If one or more of these risks or uncertainties materialize, or if management’s underlying beliefs and assumptions prove to be incorrect, actual results may differ materially from those contemplated by a forward-looking statement. Forward-looking statements speak only as of the date on which they are made. The Company expressly disclaims any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

The Company has filed registration statements (including preliminary prospectuses) with the SEC for each of the offerings to which this communication relates. This investment is complex, risky and speculative. Before you invest, you should read the prospectuses in the respective registration statements and other documents the Company has filed with the SEC for more complete information about the Company and the offerings. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you these prospectuses if requested by calling toll-free 866-315-3482. This is not an offer to sell, nor a solicitation of an offer to buy, to residents of any state in which registration and other legal requirements have not been fulfilled.

Annex A

Transcript of the WGRZ Broadcast

MEDIA:	Television

STATION:	WGRZ

Date:	05/14/2014

SUBJECT:	Fantex-EJ Manuel

Maryalice Demler, Anchor:

A company called Fantex will be holding a special event here in Buffalo tonight, a preview for a new stock offering, one that lets you buy a piece of Bills quarterback, EJ Manuel. 2 On Your Side’s Pete Gallivan explains how fans can invest even further in the Bills.

Pete Gallivan, Reporter:

As Buffalo Bills fans are putting a lot of stock in the future of EJ Manuel, you will soon be able to buy some too.

Buck French, CFO, Fantex Holdings:

We’re offering a security that’s linked to the underlying cash flow associated with the brand of EJ Manuel.

Gallivan:

Stock in San Francisco 49er Vernon Davis is already trading. And Fantex is already taking reservations for the initial public offering of EJ.

French:

Right at the fundamental core, we believe we are a brand building company. We think that helping define attributes beyond just being a football player will help create a brand that sustains into their post-career.

Gallivan:

And that’s what it hinges on. They paid Manuel 5 million upfront in exchange for 10% of his future earnings. That initial investment comes from shareholders. They’re selling over 523,000 shares at $10 a piece. So as his play on the field improves, of course so does his salary, and his endorsements and that all leads to post-career careers like broadcasting. And if all goes as planned, a profitable brand that profits the investors. Now just imagine if you could have bought Shaquille O’Neal’s stock in his rookie year and now have a piece of his endorsements and movie roles. The idea for this venture started brewing more than a decade ago with Buck French’s partner, Dave Burns.

French:

He was working with John Elway, Michael Jordan and Wayne Gretzky on a company called MVP dot com. And he really noticed why did certain players have post-career brands and other ones don’t. And it’s not necessarily a function of being a great player.

Gallivan:

So they start with identifying an athlete whose personal story and personal makeup have the makings of a long term brand.

[Begin clip of EJ Manuel investor preview video on Fantex.com]

EJ Manuel, Buffalo Bills Quarterback:

There’s many different things that plays into being a great professional and that’s what I want to be.

Gallivan:

EJ’s attributes are on display right now on their website in this investor preview video.

Manuel:

My mom battled breast cancer. She got diagnosed and she didn’t even want to tell me about it. Because she didn’t want me to have like a nervous breakdown in my season. She won that battle. My mom’s a warrior and that’s where I get it from.

[End clip of EJ Manuel investor preview video on Fantex.com]

French:

You know, he’s got this approach of being fearless and approaching and taking challenges on. And ultimately, you know that’s why it’s been such a great fit with Fantex.

Joe Curatolo, President, Georgetown Capital:

I think it’s a great concept. And they could eventually do a little mutual fund where you’ve got 15 players or 20 different players possibly in different sports arenas.

Gallivan:

Yeah, who knows? The sky’s the limit. Tonight, Fantex is actually holding an investors information center…session rather at The Lodge on Chippewa starting at 7 answering questions about EJ’s stock and the investment opportunities in general. That event will be simulcast on their website as well. Pete Gallivan, Channel 2 News.

* * * * *

Annex B

Transcript of the KSTU Broadcast

MEDIA:	Television

STATION:	KSTU

Date:	05/18/2014

SUBJECT:	Fantex

Kelly Chapman, Co-Anchor:

Fantasy football fans are getting a chance to put their money where their mouths are. Their real money.

John Goulet, Co-Anchor:

That’s right, thanks to a new company called, Fantex, you can invest in the pros, for just ten dollars a share. Fox News Correspondent Claudia Cowan has more.

[Begin video package]

Claudia Cowan, Reporter (voiceover):

You don’t really own part of the player, but rather, a share of their brand, and the more their overall earnings exceed the expectation on which the stock price was based, the more you make. For believers in the future earnings of San Francisco star tight end Vernon Davis or Buffalo Bills quarterback EJ Manuel, the brand builders at Fantex are offering a unique IPO; a chance to buy trading stock for just ten dollars a share.

Buck French, CEO, Fantex:

We acquire an interest in their future income stream, ten percent, in exchange, in were going to pay Vernon Davis $4 million dollars for that ten percent interest, and were going to raise that money through selling a registered security to the public, at large.

Cowen (vo):

Manuel has a similarly structured deal.

Rich Brand, Attorney:

it is Wall Street combining with fantasy football.

Cowen (vo):

Sports attorney Rich Brand says Fantex faces a catch-22; those players on track to craft a valuable brand, like 49ers QB Colin Kapernick, are the very rising stars unlikely to be willing to give up a share of their future earnings for an immediate payout. He says for the right athlete it’s a form of insurance. For the investor, perhaps more of a novelty.

Brand:

People aren’t doing this to necessarily invest in a stock. It’s an investment in being a sports fan. And it’s very exciting, but it’s not buying Google.

Cowan:

Of course any stock is risky and the player could get hurt, in fact that happened to the first two athletes Fantex signed up. And the IPO for Vernon Davis had to be postponed until he was healthy. But the idea here is to grow the athlete’s brand on and off the field, eventually pay dividends, and sign up more big name stars. Only time will tell though, whether Fantex is a good investment or just a fad. In San Francisco, Claudia Cowan, Fox News.

[end package]

Chapman:

I don’t know, would you put some money down?

Goulet:

You know, I think—you know, ten dollars, I think it could be a fun thing to do with my son.

Chapman:

A little fun.

Goulet:

Yeah.

Chapman:

I think sports fans would jump on it, it just adds another element to winning. They really feel like they win now.

Goulet:

You know football has been so much fun for my son and I, you know, it’s just—I think it’s something I’d consider.

Chapman:

You can get into it.

Goulet:

Yeah.

* * * * *